November 8, 2010

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re:** **AlphaTrade.com**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed October 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 10, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2009**
> **Forms 10-Q/A for Fiscal Quarters Ended June 30, 2008**
> **and September 30, 2008**
> **Filed April 22, 2010**
> **File No. 0-25631**

Dear Mr. Muir:

We have reviewed your supplemental response letter dated October 26, 2010 as well as your filings and have the following comments. As noted in our comment letter dated October 6, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Forms 10-Q/ Amendment No. 2 for the Fiscal Quarters Ended June 30, 2008 and September 30, 2008

Financial Statements and Notes

Note 3 – Restatement of Financial Statements

1. We note your revised disclosure and response to our prior comment one in our letter of September 30, 2010 regarding the disclosure in Note 3 – Restatement of Financial Statements to clarify the correction of an error of $100,000 within general and administrative expenses for the quarterly periods ended June 30, 2008 and September 30, 2008. As such, please also revise the disclosure in the "Explanatory Note" on the cover

page of each amended report to reflect the reason why an amendment is required. You should then file amendments to Forms 10-Q for the quarterly periods ended June 30, 2008 and September 30, 2008 along with currently dated certifications.

Form 10-K/Amendment No. 3, for the Fiscal Year Ended December 31, 2007

Financial Statements

Statements of Operations and Comprehensive Income, page F-6

2. We note your revised disclosure and response to our prior comment three in our letter dated September 30, 2010 regarding the presentation of the second earnings per share amount using comprehensive income. However, the statement of operations in the 2007 Form 10-K/ Amendment No.3 continues to include the second earnings per share amounts. Please revise to delete the second earnings per share amounts using comprehensive income on the statements of operations in your filing. Please also revise the disclosure in the "Explanatory Note" on the cover page to reflect the reason why the amendment is filed. You should file the amended Form 10-K for the fiscal year ended December 31, 2007 along with currently dated certifications.

Form 10-Q/ Amendment No. 2, for the Fiscal Quarter Ended June 30, 2009

Item 1. Financial Statements

Note 6. Lawsuit Settlements, page 13
Professional Bull Riders, Inc. v. Alphatrade.com

3. We note your response to our prior comment four in our letter dated September 30, 2010 regarding the 300,000 shares of common stock transferred on May 29, 2009 to PBR as part of a Settlement Agreement dated May 21, 2009. Please tell us and revise your proposed disclosure to include the fair value amounts assigned to the shares of each entity. Please file the amended Form 10-Q for the quarterly period ended June 30, 2009 along with currently dated certifications.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Financial Statements and Notes

Note 10 – Subsequent Events, page 13

4. We note your response to our prior comment five of our letter dated September 30, 2010 stating the $3.2 million one-time death benefit you recorded was negotiated by the former Chairman and CEO at the time her employment agreement was executed and the benefit amount of $3.2 million was included in the agreement. In that regard, please file a copy

of the employment agreement executed by the former Chairman & CEO as a material contract as an exhibit and provide us proposed disclosure you expect to include in future filings that states the $3.2 million was negotiated by the former Chairman & CEO prior to her death. We may have further comment upon review of your response.

5. It appears the fair value of the shares issued in connection with the settlement of the death benefit exceeds $3.2 million based on your trading price around the issuance date. As such, notwithstanding the agreed benefit amount, it appears you would record the excess as additional expenses and additional paid in capital during the third quarter of 2010 upon the settlement. Please advise us and disclose in detail your accounting for the settlement.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief